UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

BORQS TECHNOLOGIES, INC.

Commission File Number 001-37593
(Translation of registrant’s name into English)

Office B, 21/F, Legend Tower, 7 Shing Yip Street Kwun Tong, Kowloon, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

As previously disclosed, on October 28, 2022, Borqs Technologies, Inc. (the “Company”) received written notification from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq’s rules for continued listing on the Nasdaq and that the Company’s listed securities did not maintain a minimum market value of listed securities of $35 million (“MVLS”) for a period of 30 consecutive business days and that the Company did not meet the MVLS requirement set forth in Nasdaq Listing Rule 5550(b)(2) (the “Rule”) for continued listing on the Nasdaq.

On March 14, 2023, the Company received written notification from Nasdaq notifying the Company that Nasdaq has determined that for the 10 consecutive business days, from February 28 through March 13, 2023, the Company’s market value of listed securities has been $35,000,000 or greater. Accordingly, the Company has regained compliance with the Rule.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BORQS TECHNOLOGIES INC.
(registrant)

Dated: March 15, 2023	By:	/s/ Henry Sun
Henry Sun
Chief Financial Officer

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